RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

Exemption No 82- 35008

13th October, 2006

06017394

SUPPL

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Sub: - Shareholding Pattern for the quarter ended 30th September 2006

Pursuant to Clause 35 of the Listing Agreement entered with the Indian Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th September 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE ENERGY LIMITED						
Scrip Code : 500390			Quarter ended: 30th September 2006			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage c total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.32	0.3
(b)	Central Government/State Governments	0	0	0	0.00	0.0
(c)	Bodies Corporate	25	62663398	62661712	30.51	29.4
(d)	Financial Institutions/Banks	0	0	0	0.00	0.0
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**36**	**63326776**	**63325083**	**30.84**	**29.7**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.0
(b)	Bodies Corporate	0	0	0	0.00	0.0
(c)	Institutions	0	0	0	0.00	0.0
(d)	Any Other (Specify)	0	0	0	0.00	0.0
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.0**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**36**	**63326776**	**63325083**	**30.84**	**29.71**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	268	13617844	13573247	6.63	6.39
(b)	Financial Institutions/Banks	418	1901788	1885006	0.93	0.89
(c)	Central Government/State Governments	54	82174	4218	0.04	0.04
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	23	46786457	46785526	22.78	21.95
(f)	Foreign Institutional Investors	485	44179121	43958239	21.51	20.73
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1248**	**106567384**	**106206236**	**51.89**	**50.00**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7547	5558196	5290968	2.71	2.61
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1630888	26511127	19212320	12.91	12.44
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	52	1437102	1332670	0.70	0.67
(c)	Any Other (Specify)				0.00	0.00
1	Trustee	1	571000	571000	0.28	0.27
2	NRIs/OCBs	17865	1392276	902251	0.68	0.65
3	Pending Confirmation *	0	5186	0	0.00	0.00
	Sub -Total (B)(2)	**1656353**	**35474887**	**27309209**	**17.27**	**16.64**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1657601**	**142042271**	**133515445**	**69.16**	**66.65**
	TOTAL (A) +(B)	**1657637**	**205369047**	**196840528**	**100.00**	**96.36**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**4**	**7761261**	**7760530**	**0.00**	**3.64**
	GRAND TOTAL (A)+(B)+(C)	**1657641**	**213130308**	**204601058**	**100.00**	**100.00**

* Physical shares pending demat confirmation

Reliance Energy Limited Mumbai

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement a para(I)(a) above}
1	ANADHA ENTERPRISE PRIVATE LIMITED	2 01 44 951	9.4
2	AAA PROJECT VENTURES PRIVATE LIMITED	1 49 91 685	7.0
3	BHAVAN MERCANTILE PRIVATE LIMITED	1 34 29 968	6.3
4	RELIANCE CAPITAL LIMITED	1 32 32 116	6.2
5	AAA GLOBAL BUSINESS ENTERPRISES PVT. LTD.	8 64 675	0.4
6	KOKILA D AMBANI	2 74 891	0.1
7	ANIL D AMBANI	1 39 437	0.0
8	JAIANMOL A. AMBANI	1 25 231	0.0
9	TINA A AMBANI	1 23 812	0.0
10	JAIANSHUL A. AMBANI	7	0.0
11	HANSDHWANI TRADING COMPANY PVT LTD	3	0.0
	TOTAL	**6 33 26 776**	**29.7**

Reliance Energy Limited
Mumbai

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	30726763	14.42
2	JP MORGAN ASSET MANAGEMENT (EUROPE) S.A.R.L.A/C FLAGSHIP INDIAN INVESTMENT COMPANY (MAURITIUS) LIMITED	4800000	2.25
3	THE BANK OF NEW YORK	4,214,132	1.98
4	THE NEW INDIA ASSURANCE COMPANY LIMITED	4208113	1.97
5	GENERAL INSURANCE CORPORATION OF INDIA	3630482	1.70
6	THE ORIENTAL INSURANCE COMPANY LIMITED	3582475	1.68
7	DEUTSCHE BANK TRUST COMPANY AMERICAS	3547129	1.66
8	ARANDA INVESTMENTS (MAURITIUS) PTE LTD	3400000	1.60
9	NATIONAL INSURANCE COMPANY LTD	2488728	1.17
10	HSBC GLOBAL INVESTMENT FUNDS A/C HSBC GLOBALINVESTMENT FUNDS MAURITIUS LIMITED	2416973	1.13
11	UBS SECURITIES ASIA LIMITED. A/C SWISS FINANCE CORPORATION (MAURITIUS) LIMITED	2363799	1.11
12	MORGAN STANLEY AND CO.INTERNATIONAL LIMITED A/C MORGAN STANLEY DEAN WITTER MAURITIUS COMPANY LIMITED	2317845	1.09
13	UNITED INDIA INSURANCE COMPANY LIMITED	2149896	1.01
	TOTAL	**69846335**	**32.77**

Reliance Energy Limited Mumbai

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	10416000	4.89
2	ANADHA ENTERPRISE PRIVATE LIMITED	4	0.00
	TOTAL	**10416004**	**4.89**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDR	1404710*	7761261	3.64
	TOTAL		7761261	3.64

Note : 1182376 GDRs are being issued

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	ICICI	GDR	4214132	1.98
2	Deutsche Bank	GDR	3547129	1.66
	TOTAL		7761261	3.64

Reliance Energy Limited
Mumbai

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

Exemption No 82- 35008

11th October, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs,

Sub: **Unaudited Financial Results (Provisional) for the quarter ended 30th September, 2006**

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Thursday, the 19th October, 2006, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended 30th September, 2006.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary